

13030731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC 402

SEC FILE NUMBER
8-68477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBERIA Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street, STE 2000
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jefferson G. Parker (504) 310-7314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl St., STE 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EH 3/12/13

OATH OR AFFIRMATION

I, Jefferson G. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBERIA Capital Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SIMONE BOUSTEAD, Notary Public
BAR ROLL # 33024
STATE OF LOUISIANA
LIFETIME COMMISSION

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statement
and Supplemental Information
As of December 31, 2012

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statement
and Supplemental Information
As of December 31, 2012

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Board of Directors
IBERIA Capital Partners LLC
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of IBERIA Capital Partners LLC (the "Company"), a wholly-owned subsidiary of IBERIABANK Corporation, as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IBERIA Capital Partners LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.

BDO USA, LLP

Dallas, Texas
February 27, 2013

Financial Statements

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31,		2012
Assets		
Cash and cash equivalents	$	7,343,980
Deposit with clearing organization		100,000
Investment banking receivable		1,066,618
Commissions receivable		142,799
Property and equipment, net		518,682
Prepaid assets		16,928
Federal income taxes receivable due from parent		1,767,292
Other assets		1,104
Total assets	$	10,957,403
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	219,544
Deferred income taxes payable		89,973
Due to affiliates		38,342
Total liabilities		347,859
Commitments and contingencies		
Stockholder's Equity		
Paid in capital		15,000,000
Accumulated deficit		(4,390,456)
Total stockholder's equity		10,609,544
Total liabilities and stockholder's equity	$	10,957,403

See accompanying notes to financial statements.

1. Organization and Nature of Business

IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Investment Banking Receivable - The Company has a receivable related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2012.

Commissions Receivable - The Company has a receivable related to commissions earned from the sales of investments. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2012.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and consists of purchased software of $30,905 and furniture and equipment of $487,777. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Property and equipment balances are reviewed annually for impairment. In managements' opinion, there is no such impairment at December 31, 2012.

Cash and Cash Equivalents - For purposes of the statement of financial condition, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the

principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company does not have any financial assets or liabilities measured at fair value as of December 31, 2012.

Income Taxes - The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company follows the guidance in ASC 740, *Income Taxes*, related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. At December 31, 2012, the Company has not recognized a liability for any uncertainty in income taxes.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2012, the Company had net capital of $7,354,782, which was $7,254,782 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 3.51%.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2012, the deferred tax liability relates to temporary differences between the carrying amounts of prepaid assets and property and equipment and the amounts used for income tax purposes.

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required to be recognized in the financial statements at December 31, 2012.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in general and administrative expenses. During the year ended December 31, 2012, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded a liability for interest or penalty payments.

5. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or riskless principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties.

6. Related Parties

At December 31, 2012, the Company has federal income taxes receivable from IBERIABANK Corporation of $1,767,292. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued. No events have occurred that would materially affect the financial statements.

Supplemental Information

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31,	2012
Computation of Net Capital	
Total stockholder's equity	$ 10,609,544
Deductions:	
Investment banking receivable	(1,038,129)
Federal income taxes receivable, net of deferred income taxes payable	(1,677,319)
Property and equipment, net	(518,682)
Prepaid assets	(19,528)
Other assets	(1,104)
Excess fidelity bond deductible	-
Total deductions	(3,254,762)
Net capital	$ 7,354,782
Computation of Basic Net Capital Requirements	
Minimum dollar net capital requirement of reporting broker/dealer	$ 100,000
Minimum net capital required (6-2/3% of aggregate indebtedness	17,192
Net capital requirement (greater of above two minimum requirement amounts)	100,000
Excess of net capital	$ 7,254,782
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 219,544
Due to affiliates	38,342
Total aggregate indebtedness	$ 257,886
Ratio of aggregate indebtedness to net capital	3.51%

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 as of December 31, 2012, as amended, and the Company's audited financial statements as of December 31, 2012.

Supplemental Report



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
IBERIA Capital Partners LLC
New Orleans, Louisiana

In planning and performing our audit of the financial statements of IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 27, 2013